Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Incorporation or Organization
Procore Insurance Services, Inc.	Delaware
Procore Technologies Canada Inc.	Canada
Procore Technologies Construction Software Limited	Ireland
Procore Technologies France SAS	France
Procore Technologies FZ-LLC	United Arab Emirates
Procore Technologies GmbH	Germany
Procore Technologies Pty Ltd.	Australia
Procore Technologies PTE. LTD.	Singapore
Procore UK Ltd	United Kingdom
Procore Technologies Mexico, S. de R.L. de C.V.	Mexico
Procore International, Inc.	Delaware
Esticom, Inc.	Delaware
LaborChart, Inc.	Delaware
Express Lien, Inc. d/b/a Levelset, Inc.	Delaware
Zlabs Software Co., L.L.C.	Egypt
Level Supply I, LLC	Delaware
Level Supply, LLC	Delaware